



19011053

OMB APPROVAL

OMB Number:	3235-0123
Expires:	August 31, 2020

Estimated average burden
hours per response......12.00

SEC¦

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-027688

8-27088

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___09/01/2018___ AND ENDING ___08/31/2019___

                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Whitehall-Parker Securities, Inc.**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

477 Pacific Avenue, 2nd Floor

(No. and Street)

San Francisco	California	94133
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Yu Loo   (415) 421-5935

                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Novogradac & Company LLP

(Name – *if individual, state last, first, middle name*)

2325 Lakeview Parkway #450 Alpharetta	Georgia	30009
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RML

OATH OR AFFIRMATION

I, ___Robert Yu Loo_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Whitehall-Parker Securities, Inc._____ , as of ___August 31_____ , 20 19___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

JURAT

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on
this ___29th___ day of ___OCTOBER___, 20 19,
by ___ROBERT JAMES YU LOO___
___proved to me on the basis of satisfactory
evidence to be the person(s) who appeared before me.
Notary Signature ___Antonio Locatelli___
Notary Public

_____
Signature

President/CEO
_____
Title

ANTONIO LOCATELLI
Commission # 2138154
Notary Public - California
San Francisco County
My Comm. Expires Jan 18, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - AUGUST 31, 2019

WHITEHALL-PARKER SECURITIES INC.

477 Pacific Avenue, Second Floor

San Francisco, CA 94133

CONTENTS



NOVOGRADAC
& COMPANY LLP®
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Whitehall-Parker Securities Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Whitehall-Parker Securities Inc. (a California corporation) as of August 31, 2019, the related statements of revenue and expenses, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Whitehall-Parker Securities Inc. as of August 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Whitehall-Parker Securities Inc.'s management. Our responsibility is to express an opinion on Whitehall-Parker Securities Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Whitehall-Parker Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information pursuant to 17 C.F.R. §240.17a-5 of the Securities and Exchange Act of 1934 presented on pages 13-15 has been subjected to audit procedures performed in conjunction with the audit of Whitehall-Parker Securities Inc.'s financial statements. The supplemental information is the responsibility of Whitehall-Parker Securities Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information pursuant to 17 C.F.R. §240.17a-5 of the Securities and Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Novogradac / Company LLP

We have served as Whitehall-Parker Securities Inc.'s auditor since 2015.
Alpharetta, Georgia
October 29, 2019

NOVOGRADAC & COMPANY LLP   **P** 678.867.2333   **OFFICE** 2325 Lakeview Parkway, Suite 450
                                 F 678.867.2366   Alpharetta, Georgia 30009
                                 W www.novoco.com

Whitehall-Parker Securities, Inc.
STATEMENT OF FINANCIAL CONDITION
August 31, 2019

ASSETS

CURRENT ASSETS		
Cash		$283,904
Receivables		
Commissions	$75,030	
Other	$21,447	$96,477
Total Current Assets		$380,381
RESTRICTED DEPOSITS		$25,000
OTHER ASSETS		
Other Prepaid Expense	$2,253	
Deposit	$3,000	$5,253
TOTAL ASSETS		$410,634

LIABILITIES AND EQUITY

CURRENT LIABILITIES	
Accounts Payable	$127,771
Audit & Tax Preparation Fees	$6,000
Federal Income Taxes Payable	$1,830
State Income Taxes Payable	$3,388
Total Current Liabilities	$138,989
STOCKHOLDER'S EQUITY	
Common Stock(5,000 shares authorized, 800 shares issued and outstanding, $10 par value each)	$8,000
Retained Earnings	$263,645
Total Stockholder's Equity	$271,645
TOTAL LIABILITIES AND EQUITY	$410,634

The accompanying notes are an integral part of the financial statements.

Whitehall-Parker Securities, Inc.
STATEMENT OF REVENUE AND EXPENSES
For The Year Ended August 31, 2019

REVENUE

Commissions $1,944,239

OPERATING EXPENSES

Salaries and Commissions	$1,563,983	
Office Rent	$54,300	
Administrative	$49,467	
Office Expense	$16,474	
Charitable Donations	$16,735	
Audit/Tax Preparation	$6,000	
Telephone	$8,061	
Legal Expense	$4,165	
Insurance	$2,242	$1,721,427

Income From Operations $222,812

INCOME TAXES

Federal Income Tax	$42,654	
State Income Tax	$19,697	$62,351

NET INCOME $160,461

The accompanying notes are an integral part of the financial statements.

5

Whitehall-Parker Securities, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For The Year Ended August 31, 2019

	Common Stock	Retained Earnings	Total
Balance at September 1, 2018	$8,000	$273,184	$281,184
Dividends Paid		($170,000)	($170,000)
Net Income for the Year		$160,461	$160,461
Balance at August 31, 2019	$8,000	$263,645	$271,645

The accompanying notes are an integral part of the financial statements.

6

Whitehall-Parker Securities, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For The Year Ended August 31, 2019

	Common Stock	Retained Earnings	Total
Balance at September 1, 2018	$8,000	$273,184	$281,184
Dividends Paid		($170,000)	($170,000)
Net Income for the Year		$160,461	$160,461
Balance at August 31, 2019	$8,000	$263,645	$271,645

The accompanying notes are an integral part of the financial statements.

6

Whitehall-Parker Securities, Inc.
STATEMENT OF CASH FLOWS
For The Year Ended August 31, 2019

Cash Flows from Operating Activities	
Cash Received from Customers/Securities Issuers	$2,030,403
Cash Paid to Suppliers/Employees	(1,768,813)
Income Taxes Paid	(19,992)
Net Cash Provided by Operating Activities	$241,598
Cash Flows from Other Activities	
Prepaid Federal Income Tax	$0
Deposit	0
Net Cash (Used in) Other Activities	0
Cash Flows from Financing Activities	
Dividends Paid	(170,000)
Net Cash (Used in) Financing Activities	(170,000)
Net Increase in Cash	$71,598
Cash at September 1, 2018	$212,306
Cash at August 31, 2019	$283,904
Reconciliation of Net Income to Net Cash Provided by Operating Activities	
Net Income	$160,461
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Depreciation and Amortization	0
(Increase) Decrease in:	
Accounts Receivable	66,397
(Increase) Decrease in:	
Prepaid Federal Taxes	37,495
Increase (Decrease) in:	
Accounts Payable	(27,973)
Income Taxes Payable	5,218
Net Cash Provided by Operating Activities	$241,598

The accompanying notes are an integral part of the financial statements.

1.   ORGANIZATION AND NATURE OF BUSINESS

Whitehall-Parker Securities, Inc.(the "Company") was incorporated on February 1, 1982 under the laws of the state of California. The Company is a broker/dealer registered with the Securities and Exchange Commission("SEC"), and is a member of the Financial Industry Regulatory Authority("FINRA") and the Securities Investor Protection Corporation("SIPC"). The Company provides retail securities brokerage and portfolio advisory services.

2.   SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include valuing advisory fees earned which are paid quarterly in arrears.

Revenue Recognition:

The Company performs most of its transactions on behalf of customers through its clearing firm(Pershing, LLC) on an agency basis, but some cleared transactions are performed on a riskless principal basis(e.g. bond purchases and sales). For all transactions through the clearing firm, the Company is credited commissions at settlement date, but the Company recognizes revenue at trade date(typically two business days before settlement date). For transactions performed directly with investment issuers outside of the Company's clearing firm, the Company recognizes revenue when the investment issuer confirms to the Company that all application paperwork and funds are received by the investment issuer in good order and/or at the close of a transaction escrow. For quarterly advisory fees, the Company recognizes revenue as an estimate of the monthly portion of the quarterly fees projected to be received based on current underlying client portfolio valuations.

2. SIGNIFICANT ACCOUNTING POLICIES(CONTINUED)

Income Taxes:

Deferred income taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences. Deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Management has determined there are no deferred tax assets or liabilities that are required to be recorded.

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to report information regarding its exposure to various tax positions taken by the Company. The Company has determined whether any tax positions have met the recognition threshold and has measured the Company's exposure to those tax positions. Management believes that the Company has adequately addressed all relevant tax positions and that there are no unrecorded tax liabilities. Federal and state tax authorities generally have the right to examine and audit the previous three to four years of tax returns filed. Any interest or penalties assessed to the Company are recorded in operating expenses.

Cash Equivalents:

The Company considers all unrestricted investment instruments purchased with original maturities of three months or less to be cash equivalents. At August 31, 2019 there were no cash equivalents, other than the required $25,000 deposit invested in a money market account held at the Company's clearing firm(Pershing, LLC).

Depreciation/Amortization:

The Company provides for depreciation in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally using the Modified Accelerated Cost Recovery method(MACRS). During the fiscal year ending in 2019, the Company had no depreciable assets with a book value greater than zero during the year. The Company amortizes prepaid assets in equal monthly amounts over the term of the prepaid item. Currently the Company is amortizing one prepaid subscription for a due diligence system(AI Insight) offered by an outside vendor.

Accounts Receivable:

Management of the Company considers all accounts receivable to be collectible at August 31, 2019. Therefore, no allowance for doubtful accounts is required.

2.   SIGNIFICANT ACCOUNTING POLICIES(CONTINUED)

Accrued Expenses:

The Company accrues for commissions payable to all registered representatives of the firm all amounts earned in a month but not payable until the 15th of the following month, per the terms of the underlying independent contractor agreements between the Company and its registered representatives. An estimate is made for all other trade payables, which are typically small and similar from month to month, which is included in accounts payable on the accompanying statement of financial condition.

Fair Value Measurements:

The Company reports balances that are required or permitted to be measured at fair market value in accordance with existing accounting pronouncements. Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based upon the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy is used that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity(observable inputs that are classified with Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices(unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability(other than quoted prices) such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability which are typically based on an entity's own assumptions as there is little, if any, related market data available. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The carrying values of cash, restricted deposits, receivables, and accounts payable are reasonable estimates of their fair values due to their short-term nature.

3. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule(SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2019 the Company had net capital of $244,945, which was $235,679 in excess of its required net capital of $9,266. The Company's net capital ratio(aggregate indebtedness to net capital) at August 31, 2019 was 0.5674 to 1.

4. SECURITIES OWNED AND FAIR VALUE MEASUREMENTS

The Company owns no securities, other than a required $25,000 money market account on deposit with the Company's clearing firm(Pershing, LLC) since 1992. The Company owned no other securities during the fiscal year. The Company accounts for the money market account held at the clearing firm without haircuts at a non-fluctuating value of $25,000, which is the value reported in the quarterly statements provided by the clearing firm since 1992.

5. CONCENTRATIONS OF CREDIT RISK

The Company places its cash in one checking account with Wells Fargo Bank, a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation("FDIC") up to $250,000. To reduce its risk associated with the failure of such a financial institution, the Company evaluates periodically the rating of the financial institution in which it maintains deposits.

6. RELATED PARTIES

The Company did not conduct any operations with any related parties during the year, other than processing securities transactions requested by the Company's registered representatives for the benefit of themselves and their family members. These transactions were not material to the Company's operations individually or in total.

7. COMMITMENTS AND CONTINGENCIES

Commitments:

The Company has no commitments other than office rent payable at a rate of $4,550 per month until September 30, 2019. The Company is currently operating under a month to month office lease at a rate of $4,550 per month. The Company expects to renegotiate an office lease by November 1, 2019.

Litigation:

The Company occasionally is involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, the Company is not involved in any legal proceedings and is unaware of any legal claims that may be made against the Company.

8. SIPC RECONCILIATION REQUIREMENT

SEC Rule 17a-5(e)(4) requires a registered broker/dealer to file a supplemental report which includes procedures related to the broker/dealer's annual general assessment reconciliation or exclusion from membership forms.

9. SUBSEQUENT EVENTS

Management has evaluated subsequent events through October 29, 2019, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements. The Company participated in an On The Record("OTR") interrogation conducted by FINRA regarding the outside business activity of one of the Company's registered representatives. The Company was unaware of this particular outside business activity, did not participate in it, and did not benefit from it in any way. FINRA has not notified the Company as to whether any further action will be taken. The Company does not believe that any such action will be material to its operations.

NET CREDITS
   Shareholders' Equity $271,645

DEBITS
   Non-Allowable Assets   <u>$26,700</u>

      NET CAPITAL $244,945

Greater of 6 2/3% of Aggregate Indebtedness or $5,000   <u>$9,266</u>

      EXCESS NET CAPITAL $235,679

SCHEDULE 1-RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED NET CAPITAL AT AUGUST 31, 2018

Net Capital Per Unaudited Focus Report IIA $250,163

Increase in Federal Taxes Payable   ($1,830)
Increase in State Taxes Payable   <u>($3,388)</u>

Net Capital Per Audit Report $244,945

The accompanying notes are an integral part of this statement.

Whitehall-Parker Securities, Inc.

COMPUTATION FOR DETERMINATION OF

RESERVE REQUIREMENTS PURSUANT TO RULE 15c 3-3

August 31, 2019

The Respondent claims an exemption from Rule 15c 3-3 under Section (k)(2)(ii).

Whitehall-Parker Securities, Inc.

INFORMATION RELATING TO THE POSSESSION

OR CONTROL REQUIREMENTS UNDER RULE 15c 3-3

August 31, 2019

The Respondent claims an exemption from Rule 15c 3-3 under Section (k)(2)(ii).

WHITEHALL-PARKER SECURITIES, INC.

Exemption Report for the Year

Ended August 31, 2019

Review Report of Independent Auditors



NOVOGRADAC & COMPANY LLP®

CERTIFIED PUBLIC ACCOUNTANTS

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To the Stockholder of
Whitehall-Parker Securities Inc.:

We have reviewed management's statements, included in the accompanying Management Exemption Report, in which (1) Whitehall-Parker Securities Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Whitehall-Parker Securities Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 pursuant to the provision of paragraph (k)(2)(ii) (the "exemption provisions") and (2) Whitehall-Parker Securities Inc. stated that Whitehall-Parker Securities Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Whitehall-Parker Securities Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Whitehall-Parker Securities Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Novogradac / Company LLP

Alpharetta, Georgia
October 29, 2019

NOVOGRADAC & COMPANY LLP   P 678.867.2333   **OFFICE** 2325 Lakeview Parkway, Suite 450
                               F 678.867.2366   Alpharetta, Georgia 30009
                               W www.novoco.com

Whitehall-Parker Securities, Inc.

Management Exemption Report

Fiscal Year Ended August 31, 2019

Management of Whitehall-Parker Securities, Inc.("WPS") is responsible for complying with 17 C.F.R. 240.17a-5, "Reports to Be Made by Certain Brokers and Dealers". We have performed an evaluation of the firm's compliance with the requirements of 17 C.F.R. 240.17a-5, and the exemption provisions in 17 C.F.R. 240.15c3-3(k) (the "exemption provisions"). Based on this evaluation, we make the following statements to the best knowledge and belief of WPS:

(1) We identified 17 C.F.R. 240.15c3-3(k)(2)(ii) under which WPS claimed an exemption from 17 C.F.R. 240.15c3-3.

(2) WPS met the identified exemption provision throughout the most recent fiscal year ended August 31, 2019 without exception.

Robert Yu Loo

President/CEO



NOVOGRADAC
& COMPANY LLP®

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

To the Stockholder of Whitehall-Parker Securities Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Whitehall-Parker Securities Inc. and the SIPC, solely to assist you and SIPC in evaluating Whitehall-Parker Securities Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended August 31, 2019. Whitehall-Parker Securities Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended August 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended August 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Whitehall-Parker Securities Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended August 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Whitehall-Parker Securities Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Novogradac / Company LLP

Alpharetta, Georgia
October 29, 2019

NOVOGRADAC & COMPANY LLP   P 678.867.2333   OFFICE 2325 Lakeview Parkway, Suite 450
                             F 678.867.2366   Alpharetta, Georgia 30009
                             W www.novoco.com